December 16, 2024

Valerie J. Lithotomos, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Ms. Lithotomos:

On October 8, 2024, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of one of its series, NEOS Real Estate High Income ETF (the “Fund”), filed post-effective amendment number 168 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On December 2, 2024, you provided comments to the Amendment by phone to Daniel Moler.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus and statement of additional information (“SAI”) is attached to aid in your review.

General

A. Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the amendment.

B. Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

C. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Prospectus

Comment 1. Under Fund Fees and Expenses, please revise the language prior to the fee table so that it tracks Form N-1A.

Response. The Registrant has revised the language as follows:

The table below describes the fees and expenses that you pay if you buy, sell, and hold shares of the Fund (“Shares”). ~~Future expenses may be greater or less. You may be required to pay brokerage commissions on purchases and sales of Shares, which are not reflected in the tables or the example below. Please contact your financial intermediary about whether such a commission may apply to your transactions.~~ You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables or the examples below.

Comment 2. Please provide the completed fee table and expense example at least five business days before effectiveness.

Response. The completed fee table and expense example are included in the revised prospectus.

Comment 3. The first sentence under “Principal investment Strategies of the Fund” seems duplicative and/or contradictory with the disclosure in the second paragraph. Please delete the first sentence and clarify as needed.

Response. The Registrant has deleted the first paragraph.

Comment 4. Please confirm the waiver agreement will be at least 1 year from the date of the prospectus. Additionally, please clarify whether recoupment is possible.

Response. Upon further review, the Registrant has determined there is no waiver agreement for the Fund and has removed all references to such agreement.

Comment 5. In the Portfolio Turnover section, please add a sentence that no portfolio turnover rate is available for the fund because the fund has not commenced operations prior to the date of the prospectus.

Response. The following sentence has been added:

Because the Fund has not yet commenced operations, the portfolio turnover rate is not available. In the future, the portfolio turnover rate for the most recent fiscal year will be provided here.

Comment 6. Please use consistent terminology for Dow Jones U.S. Real Estate Capped Index and clarify the strategy with respect to the Underlying ETFs.

Response. The Registrant has defined Dow Jones U.S. Real Estate Capped Index as the “Index” and made further revisions to clarify that the Fund will trade options on the Index ETFs but will not invest in the Index ETFs directly.

Comment 7. Please clarify what is meant by “property agencies.”

Response. The Registrant has added the following disclosure to the principal investment strategies sections:

Property agencies are companies that provide services to real estate companies but do not own the properties themselves.

Comment 8. The second sentence of the third paragraph under Principal Investment Strategies states that “The RE call options are covered…” Please confirm whether this is an accurate statement. If the Fund decides hold representative sampling of the index and not a replication of the index, consider whether this language should be changed as a result.

Response. The Registrant confirms that this is an accurate statement. The Registrant has removed the disclosure stating that the Fund may use a representative sampling strategy in limited circumstances.

Comment 9. Please revise the 80% policy to state that the Fund must invest at least 80% in real estate securities. Given this is not an index fund, the Staff requests removing the language suggesting the Fund may invest in the securities included in the Reference Index.

Response. The Registrant has revised the 80% as follows:

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by (i) investing ~~in the stocks that make up~~, under normal circumstances, at least 80% of its net assets, plus borrowings for investment purposes, in securities of real estate companies, which the Fund defines as those companies included in the Dow Jones U.S. Real Estate Capped Index (the “~~Dow Jones U.S. Real Estate Capped~~ Index” ~~or the “Reference Index”~~).

Comment 10. Please add the titles and tenure for the portfolio managers.

Response. The Registrant has made the requested revisions.

Statement of Additional Information

Comment 10. Fundamental Restriction #7 states that the Fund may concentrate to the same extent as its reference index. Please revise the restriction since this is not an index fund.

Response. The Registrant has revised Fundamental Restriction #7 as shown below

The Fund may not purchase any security if, as a result of that purchase, more than 25% of the Fund’s total assets would be invested in securities of issuers having their principal business activities in the same industry or group of industries except that the Fund will concentrate in securities of issuers that are principally engaged in the real estate industry. ~~concentrate to approximately the same extent that the Reference Index concentrates in the securities of such particular industry or group of industries.~~ This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. For purposes of determining industry concentration, if the Fund invests in underlying investment companies, the Fund will consider the concentration of the underlying investment companies for purposes of determining compliance with its own concentration policy.

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com.

Best regards,
/s/ Bibb L. Strench
Bibb L. Strench